UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 1

to

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

Summit Midstream Partners, LP

(Name of Subject Company and Filing Person (Issuer))

9.50% Series A Fixed-to-Floating Rate Cumulative Redeemable Perpetual Preferred Units

(Title of Class of Securities)

866142AA0

(CUSIP Number of Class of Securities)

James D. Johnston

910 Louisiana Street, Suite 4200

Houston, Texas 77002

(832) 413-4770

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copies to:

Joshua Davidson

Clinton W. Rancher

Baker Botts L.L.P.

910 Louisiana Street

Houston, Texas 77002

(713) 229-1234

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee
$35,616,800.00	$3,885.79

*

Estimated solely for the purpose of calculating the registration fee. The transaction valuation upon which the filing fee was based was calculated as follows: the product of $445.21, average of the bid and asked price of the Partnership’s 9.50% Series A Fixed-to-Floating Rate Cumulative Redeemable Perpetual Preferred Units, (the “Series A Preferred Units”) as of March 4, 2021, and 80,000, the maximum amount of issued and outstanding Series A Preferred Units offered to be exchanged. The amount of the filing fee assumes that 80,000 of the outstanding Series A Preferred Units will be exchanged and is calculated pursuant to Rule 0-11(b) of the Securities Exchange Act of 1934, as amended. The registration fee was paid on March 8, 2021 in connection with the filing by the Partnership of the original Schedule TO-I.

☒

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $3,885.79	Filing Party: Summit Midstream Partners, LP
Form or Registration No.: Schedule TO-I	Date Filed: March 10, 2021

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

INTRODUCTORY STATEMENT

This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission (the “SEC”) on March 10, 2021 by Summit Midstream Partners, LP (the “Partnership”), in connection with its offer to exchange, on the terms and subject to the conditions set forth in the Offer to Exchange, dated March 10, 2021 (as it may be supplemented and amended from time to time, the “Offer to Exchange”), and the related Letter of Transmittal (as it may be supplemented and amended from time to time, the “Letter of Transmittal” and, together with the Offer to Exchange, the “Offering Documents”), the Partnership’s 9.50% Series A Fixed-to-Floating Rate Cumulative Redeemable Perpetual Preferred Units (Liquidation Preference $1,000) (the “Series A Preferred Units”) tendered in the Exchange Offer for up to 2,160,000 newly issued common units (the “Maximum Exchange Amount”) representing limited partner interests in the Partnership (the “Common Units”).

This Amendment No. 1 is being filed to provide the summarized financial information required by Item 1010(c) of Regulation M-A with respect to the Partnership. Except as specifically provided herein, the information contained in the Offering Documents remains unchanged by this Amendment No. 1. You should read this Amendment No. 1 together with the Offering Documents.

Item 10. Financial Information.

(a) Financial Information.

The financial statements and other information set forth under Part II, Item 8 of the Partnership’s Annual Report on Form 10-K for the fiscal year ended December 31, 2020 and the summarized financial information set forth in the section of the Offer to Exchange entitled “Summary Consolidated Financial Data” are incorporated by reference herein. The full text of such financial statements and other financial information, as well as the other documents the Company has filed with the SEC prior to, or will file with the SEC subsequent to, the filing of this Schedule TO relating to the Exchange Offer may be accessed electronically on the SEC’s website at http://www.sec.gov.

(b) Pro Forma Information.

Not applicable.

Amendments to the Offer to Exchange

1. The Offer to Exchange is hereby amended to add following section titled “Summary Consolidated Financial Data” after the existing section of the Offer to Exchange titled “Capitalization”:

SUMMARY CONSOLIDATED FINANCIAL DATA

In May 2020, the Partnership acquired its General Partner (the “GP Buy-In Transaction”). In the GP Buy-In Transaction, the Partnership acquired from its then private equity sponsor, Energy Capital Partners (“ECP”), Summit Midstream Partners, LLC (“Summit Investments”), which owned the General Partner through its indirect ownership of Summit Midstream Partners Holdings, LLC. Under generally accepted accounting principles (“GAAP”), the GP Buy-In Transaction was deemed a transaction between entities under common control with a change in reporting entity. Although the Partnership is the surviving entity for legal purposes, Summit Investments is the surviving entity for accounting purposes; therefore, the historical financial results of the Partnership prior to the GP Buy-In Transaction are those of Summit Investments. Prior to the GP Buy-In Transaction, Summit Investments controlled the Partnership and the Partnership’s financial statements were consolidated into Summit Investments.

The following table sets forth summary consolidated financial data as of and for each of the years ended December 31, 2020 and 2019. This data was derived from our audited consolidated financial statements included in our Annual Report on Form 10-K for the fiscal year ended December 31, 2020. The financial data below is only a summary. It should be read in conjunction with our historical consolidated financial statements, including the notes thereto, and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” contained in our Annual Report on Form 10-K for the fiscal year ended December 31, 2020. See “Where You Can Find More Information and Incorporation by Reference.”

	Year Ended December 31,
	2020	2019
	(In thousands, except per unit amounts)
Balance sheet data:
Total current assets	$82,099	$139,861
Total noncurrent assets	2,417,718	2,434,237
Total assets	2,499,817	2,574,098
Total current liabilities	68,408	89,547
Total noncurrent liabilities	1,418,860	1,671,865
Total liabilities	1,487,268	1,761,412
Mezzanine capital	89,658	27,450
Series A Preferred Units	174,425	293,616
Noncontrolling interest	—	186,070
Partners’ capital	748,466	305,550
Statements of operations data:
Total revenues	$383,473	$443,528
Total costs and expenses (1)	330,028	406,657
Interest expense	78,894	91,966
Gain on early extinguishment of debt	203,062	—
Other income	48	451
Income (loss) from equity method investees (2)	11,271	(337,851)
Income tax benefit (expense)	146	(1,231)
Net income (loss)	189,078	(393,726)
Net income (loss) attributable to common limited partners	262,994	(213,009)
Net income (loss) per limited partner unit:
Common unit – basic	$73.22	$(70.50)
Common unit – diluted	$71.19	$(70.50)
Statements of cash flows data:
Capital expenditures (other than acquisition capital expenditures)	$(43,128)	$(182,291)
Proceeds from asset sale (net of cash of $1,475 for the year ended December 31, 2019)	—	102,111
Investment in Double E equity method investee	(99,927)	(18,316)
Other, net	2,486	7,626
Other financial data:
Distributions paid to SMLP noncontrolling interest (3)	$6,037	$68,874
Distributions paid to ECP	—	120,730

(1)

The amount for 2020 includes (i) the recognition of a $17.0 million loss contingency related to a 2015 produced water gathering pipeline rupture, and (ii) long-lived asset impairments of $13.1 million. The amount for 2019 includes (i) long-lived asset impairments of $60.5 million, and (ii) a goodwill impairment of $16.2 million. See Notes 4, 6 and 11 to the 2020 consolidated financial statements.

(2)

Includes (i) an impairment of our equity method investment in Ohio Gathering Company, L.L.C. (“OGC”) of $329.7 million and an impairment in Ohio Condensate Company, L.L.C. (“OCC” and, together with OGC, “Ohio Gathering”) of $6.3 million in 2019. See Note 7 to the 2020 consolidated financial statements.

(3)

Due to the GP Buy-In Transaction, the distribution amounts reported are only those amounts distributed to the Partnership’s Common Units not controlled by Summit Investments (a noncontrolling interest under GAAP). On May 3, 2020, the Partnership suspended distributions payable on both its Common Units and its Series A Preferred Units. See Note 1 and 13 to the 2020 consolidated financial statements.

Our book value per Common Unit, calculated as of December 31, 2020, our most recent balance sheet date, is $122.50 per Common Unit. This amount is calculated by dividing the common partner capital balance by the number of Common Units outstanding.

Item 12. Exhibits.

Exhibit	Description

(a)(1)(i)*	Offer to Exchange, dated March 10, 2021.

(a)(1)(ii)*	Form of Letter of Transmittal.

(a)(5)(i)	Press Release, dated March 10, 2021 (Incorporated by reference to Exhibit 99.1 to the Partnership’s Current Report on Form 8-K filed on March 10, 2021).

(a)(5)(ii)	The Partnership’s Annual Report on Form 10-K for the year ended December 31, 2020 (Incorporated herein by reference to the Partnership’s filing with the SEC on March 4, 2021).

(b)	Not applicable.

(d)(1)	Fourth Amended and Restated Agreement of Limited Partnership of Summit Midstream Partners, LP, dated May 28, 2020 (Incorporated herein by reference to Exhibit 3.1 of the Partnership’s Current Report on Form 8-K filed with the SEC on June 2, 2020).

(d)(2)	Second Amended and Restated Limited Liability Company Agreement of Summit Midstream GP, LLC, dated May 28, 2020 (Incorporated herein by reference to Exhibit 3.2 of the Partnership’s Current Report on Form 8-K filed with the SEC on June 2, 2020).

(d)(3)	Warrant to Purchase Common Units, dated May 28, 2020, from Summit Midstream Partners, LP to SMP TopCo, LLC (Incorporated herein by reference to Exhibit 10.6 of the Partnership’s Current Report on Form 8-K filed with the SEC on June 2, 2020).

(d)(4)	Warrant to Purchase Common Units, dated May 28, 2020, from Summit Midstream Partners, LP to SMLP Holdings, LLC (Incorporated herein by reference to Exhibit 10.7 of the Partnership’s Current Report on Form 8-K filed with the SEC on June 2, 2020).

d(5)	Term Loan Agreement, dated as of March 21, 2017, among Summit Midstream Partners Holdings, LLC, as borrower, the lenders party thereto and Credit Suisse AG, Cayman Islands Branch, as Administrative Agent and Collateral Agent (Incorporated herein by reference to Exhibit 10.9 of the Partnership’s Current Report on Form 8-K filed with the SEC on June 2, 2020).

d(6)	Guarantee and Collateral Agreement, dated as of March 21, 2017, by and among Summit Midstream Partners Holdings, LLC, as grantor, Summit Midstream Partners, LLC, as pledgor and grantor and Credit Suisse AG, Cayman Islands Branch, as collateral agent (Incorporated herein by reference to Exhibit 10.10 of the Partnership’s Current Report on Form 8-K filed with the SEC on June 2, 2020).

(g)	Not applicable.

(h)	Not applicable.

*	Previously filed with the Schedule TO on March 10, 2021.
**	Filed herewith.

Item 13. Information Required by Schedule 13E-3.

Not applicable.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 16, 2021

Summit Midstream Partners, LP

By:	Summit Midstream GP, LLC (its general partner)

/s/ Marc D. Stratton
Marc D. Stratton, Executive Vice President and Chief Financial Officer

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